From:Peter H. Koch – CEO and Director

Unicorn Real Estate Holdings, Inc.

87 N. Raymond Ave – Suite 200

Pasadena, CA    91103

To: U.S. Securities and Exchange Commission

Division of Corporate From:Peter H. Koch – CEO Finance

Office of Real Estate and Commodities

Date:June 14, 2019

RE:  Withdrawal of Request To Qualify Filing

Form 1-A filed January 17, 2019

We hereby rescind and withdrawal, effective immediately, the request to qualify the Reg A filing included in our Response to SEC Comments letter dated June 10, 2019 as follows:

“We believe these revisions, as requested, have been executed and filed as amended.  We would like to request that our Reg A filing be qualified by the SEC at this time.  Thank you.”

Sincerely,

/s/ Peter H. Koch

Peter H. Koch

President/Director